                        June 2, 2009

James F. Underhill
Executive Vice President & Chief Financial Officer
McJunkin Red Man Corporation
835 Hillcrest Drive
Charleston, WV 25311

RE:           Costs Incurred Re: Sale of McJunkin Interest

Dear James:

This letter confirms the agreement between McJunkin Red Man Corporation (“McJunkin”) and PrimeEnergy Corporation (“PrimeEnergy”) that McJunkin will promptly pay, or reimburse PrimeEnergy, for all documented and reasonable out-of-pocket costs incurred by PrimeEnergy in connection with McJunkin’s potential sale of some or all of its shares of PrimeEnergy common stock to one or more buyers.  These costs will include, without limitation, legal costs payable by PrimeEnergy to Skadden, Arps, Slate, Meagher, & Flom LLP in connection with legal advice provided to PrimeEnergy relating to McJunkin’s potential sale, as well as external legal, accounting, and filing fees that may be incurred by PrimeEnergy in connection with registration of the PrimeEnergy shares of common stock currently held by McJunkin.

Please sign a copy of this letter, acknowledging your agreement with the foregoing, and return it to me.  Please do not hesitate to contact me with any questions. Best regards.

                        Sincerely,

                        /s/ Beverly A. Cummings

                        Beverly A. Cummings
                        Executive Vice President, Chief Financial Officer

cc:           Brad Yates, Stephens Inc.
Henry Cornell, Goldman Sachs & Co.
Gaines Wherle

Agreed to and accepted by:
McJunkin Redman Corporation

By:  /s/ James Underhill
Name: James Underhill
Title: Executive Vice President & Chief Financial Officer